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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                             FORM 15



   Certificate and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                  Commission File Number 1-6453

               NATIONAL SEMICONDUCTOR CORPORATION
----------------------------------------------------------------------
     (Exact name of registrant as specified in its charter)


            2900 Semiconductor Drive, P.O. Box 58090
                   Santa Clara, CA 95052-8090
                          (408)721-5000
----------------------------------------------------------------------
           (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)



   Depositary Shares, each representing 1/10th share of $32.50
     Convertible Preferred Shares, par value $0.50 per share
   -----------------------------------------------------------
    (Title of each class of securities covered by this form)


            Common Stock, par value $0.50 per share;
               Preferred Stock Purchase Rights
     --------------------------------------------------------
          (Title of all other classes of securities for
        which a duty to file reports under section 13(a)
                        or 15(d) remains)


   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(i)   [ ]
     Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(1)(ii)  [ ]
     Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(i)   [ ]
     Rule 12g-4(a)(2)(ii) [ ]      Rule 12h-3(b)(2)(ii)  [ ]
                                   Rule 15d-6


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   Approximate number of holders of record as of the
certification or notice date:     None
                               ----------

                            SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, National Semiconductor Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                              NATIONAL SEMICONDUCTOR CORPORATION




Dated: December 11, 1995      By:  /s/ JOHN M. CLARK III
                                   ---------------------------
                                   John M. Clark III
                                   Senior Vice President, General
                                   Counsel and Secretary